Mr. Jason Drory

Ms. Celeste Murphy

Office of Life Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 21, 2021

Re:	MedicaMetrix, Inc.
Draft Offering Statement on Form 1-A
Submitted January 20, 2021
CIK No. 0001815630

Dear Mr. Drory and Ms. Murphy:

Thank you for your comments of February 11, 2021 regarding Draft Offering Statement on Form 1-A of MedicaMetrix, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Draft Offering Statement on Form 1-A submitted on January 20, 2021

A Letter from the Founders to Prospective Investors, page i

1.	We note your disclosure here, that you have “two products that will prove [y]our business model.” However, we also note that neither of your potential products appear to be approved at this time. Please revise your disclosure and balance your statements here and elsewhere in your draft offering statement to clarify that (i) your SureSet device is not yet approved and (ii) you are in the “process of recertifying the EU CE Mark for ProstaMetrix,” consistent with your disclosure on page 24, or otherwise advise.

The company has updated our disclosure on page i and in the document on page 23 to reflect the current status of regulatory approvals for each of its products.

2.	We note your disclosure that you are “creating strategic partnerships with leading distributors and medical research institutions around the world.” Please provide your basis for this statement and include relevant disclosure elsewhere in your draft offering statement disclosing the material terms of your partnerships or otherwise advise.

The company has modified the disclosure on page i.

3.	We note your disclosure here that you are anticipating launching commercialization in “early 2021.” However, we note your disclosure elsewhere that you do not expect to commence selling and distribution until the “middle of 2021.” Please correct this apparent inconsistency or otherwise advise.

Thank you for flagging this inconsistency. The company has updated the disclosure throughout to reflect our new expected launch timeline of the third quarter of 2021.

ProstaMetrix Market Opportunity, page 3

4.	We note your disclosure that, “[p]ractitioners and patients have found that the efficacy of the [Prosta Metrix] device is commensurate with that of a simple in-office digital rectal exam (“DRE”) with none of the potential complications (infections, ED, urinary incontinence, etc.) or procedural side-effects of a biopsy” and your belief that the, “ProstaMetrix is far superior for the patient in all facets of its application in the initial assessment, ongoing monitoring, and surveillance of a diseased and/or enlarged prostate gland.” However, based on the subsequent disclosure in your document, it appears that the ProstaMetrix is no longer certified with the EU CE Mark. Please revise your statement accordingly to clarify that your product is not approved at this time or otherwise advise. In addition, please provide us with the basis for your claim that practitioners found your product to have similar efficacy with a biopsy and is superior to other assessments, given your statements elsewhere in the draft offering statement that you “do not have an existing commercial market” for your device and your statement that the “ProstaMetrix complements the Digital Rectal Exam.”

The company has updated the disclosure throughout to reflect the fact that the CE Mark for ProstaMetrix was renewed in February 2021. In addition, the company has clarified the disclosure regarding the device and its comparison to a DRE on pages 3 and 23.

Risks Related to the Securities and the Offering

Voting control is in the hands of our co-founders., page 13

5.	Please revise to quantify the extent of voting control of your co-founders.

This risk factor has been updated to reflect the fact that 89.4% of voting control is directly or indirectly concentrated in the hands of our co-founders. We’ve also added the statement that, assuming we raised 4 million shares in this offering, they would continue to hold 54.0% of voting control.

Dilution

Immediate dilution, page 14

6.	We note you based your shares outstanding as of July 31, 2020. Please revise to quantify the number of shares outstanding as of a more recent date practicable. In addition, it appears that you have preferred stock outstanding. Please revise the number of shares outstanding to include all shares that would be issued assuming the conversion of the outstanding preferred shares or otherwise advise.

The Company has updated the table on page 14.

7.	Please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.

The Company has revised the disclosure accordingly.

ProstaMetrix Clinical Studies and Trials, page 21

8.	We note that you disclose and summarize certain of your clinical trial results. Please revise to provide the material details and parameters of your preclinical trials, including endpoints, metrics utilized, statistical significance, etc.

The company has updated and standardized disclosure for each of the clinical trials beginning on page 20.

Regulation

Current Status

SureSet, page 30

9.	We note your disclosure that your SureSet device requires a PMA. Please update your disclosure here to discuss the U.S. regulatory status of your SureSet device.

The company has updated disclosure to clarify that the SureSet peripheral IV device is a Class I device and as such merely requires registration with the FDA, which was completed in March 2021.

Directors, Executive Officers, and Significant Employees, page 33

10.	We note your disclosure in your table at the top of page 33 that certain of your employees are working for you full-time. However, we also note in your executive officer biographies your employees appear to hold multiple outside positions. For example only, we note your disclosure that Mr. LaFarge is “also working with an artificial intelligence company in Atlanta GA, IMARC AI.” Please correct this apparent inconsistency or otherwise advise.

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Thank you for flagging this seeming inconsistency. Noble Ventures, LLC and UrbanX Global Investors, LLC, of which Mr. Rudelius and Mr. Vankayalapati, respectively, serve as CEOs, are investment vehicles, and require significantly less than full-time attention. Similarly, although Mr. LaFarge serves as the COO of Bach Pharma, in practice his role is an advisory one and similarly does not require full-time attention.

Security Ownership of Management and Certain Securityholders, page 37

11.	Please note that you are required to disclose beneficial ownership for all voting securities. As your Series A Preferred Stock has voting rights, please also provide the disclosure required by Part II, Item 12, of Form 1-A for your Series A Preferred Stock. This may be done by adding separate columns to your current beneficial ownership table for your Series A Preferred Stock and a final column showing total voting power held by each person listed in the table taking into account their beneficial ownership in all of the voting securities held by them.

Please see the updated table on page 37.

Provisions of Note in Our Subscription Agreement , page 44

12.	We note your disclosure that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors, such as, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Please see the new risk factor titled “The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.”

Financial Statements

Note 1. Nature of Business , page F-8

13.	Please revise this note to clearly disclose your fiscal year end.

Note 1 of the July 31, 2020 Financial Statements have been updated to include the following statement: “The Company’s fiscal year ends on July 31st.”

Thank you again for the opportunity to respond to your questions to Draft Offering Statement on Form 1-A of MedicaMetrix, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc: Robert Rudelius

Chief Executive Officer

MedicaMetrix, Inc.

600 Suffolk Street, Suite 250

Lowell, MA 01854

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